

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 17, 2007

VIA U.S. MAIL AND FAX (516) 394-2704
Mr. Richard Rallo
Chief Financial Officer
American Medical Alert Corp.
3265 Lawson Boulevard,
Oceanside, New York 11572

> **Re:** **American Medical Alert Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
> **Forms 10-Q for the Quarters Ended March 31 and June 30, 2007**
> **File No. 1-8635**

Dear Mr. Rallo:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

1. In future filings, please include in the summary table herein your purchase obligations, interest payments on your debt obligations, and other long-term liabilities reflected on your balance sheet. Refer to Item 303(a) (5) of Regulation S-K. In this regard, we note your disclosures on purchase commitments on page 39 and earn outs and future commitments in connection with your acquisitions on pages 40-41.

1. Summary of Significant Accounting Policies

Goodwill and other intangible assets, page F-8

2. Please tell us the nature of the trade accounts intangible assets.

Revenue Recognition, page F-9

3. We note that certain of your program offerings discussed on page F-9 appear to involve arrangements with multiple deliverables. In this regard, tell us in detail how you applied the guidance in EITF 00-21 and SAB 104 in accounting for each type of program. Include in your response references to the applicable paragraph(s) in EITF 00-21 and the applicable section(s) in SAB 104. Also, tell us the amount of the installation revenues and the related installation expenses for 2006, 2005 and 2004. Further, tell us if your product sales are limited to the PERS equipment and whether a service contract is sold with this equipment. If your product sales are not limited to the PERS equipment, tell us the nature of the other products sold and whether a service contract is sold with these products. We understand that the products and installation revenues represent 4% of your 2006 total revenues.

Accounting for Stock-based Compensation, page F-14

4. Please disclose the method used to determining the expected volatility of your stock under paragraph A240(e)(2)(b) of SFAS 123(R).

5. We note that you utilized Chartered Capital Advisors Inc., an independent third-party firm, to assist in the determination of the value of your options and additionally, acquired intangible assets as disclosed on page F-22. While you are not required to make reference to this independent third-party, when you do you should also disclose the name of the expert. If you decide to delete your reference to the independent third-party, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Please confirm to us in your response letter that the expert is aware of being named in the filing and comply with this comment regarding references to independent valuations in future filings.

8. Common Stock and Options, page F-27

6. We note your disclosure herein that "there are no nonvested stock options outstanding as of December 31, 2006." Please confirm to us that 66,000 options granted during 2006 were vested as of December 31, 2006. If not, please advise us.

13. Contingencies, page F-30

7. Please tell and disclose whether the disposition of the matters will have a material adverse effect on your results of operations.

Form 10-Q for the Quarter Ended June 30, 2007

General

8. Please comply with the applicable comments above.

Note 9. Segment Reporting, page 17

9. Please tell us why it is appropriate to aggregate your Safe Com operating segment with the HSMS reporting segment under paragraph 17 of SFAS 131. We note that you aggregated the Safe Com operating segment to "streamline the financial reporting."

Exhibits

10. Please provide Exhibit 15 under Item 601 of Regulation S-K. Also, amend your Form 10-Q for the quarter ended March 31, 2007 accordingly.

*   *   *   *

Please respond to these comments over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

•   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Larry Spirgel
Assistant Director